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                                                                 EXHIBIT (a)(10)

                     [American Express logo and letterhead]

                                        Contact: Richard D'Ambrosio
                                                 American Express
                                                 212-640-4868
                                                 richard.d'ambrosio@aexp.com

           AMERICAN EXPRESS ANNOUNCES HART-SCOTT-RODINO CLEARANCE FOR
                          SIERRACITIES.COM ACQUISITION

         NEW YORK, March 5, 2001 - American Express Company today announced that it received notification of the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to American Express Travel Related Services Company, Inc.'s $5.68 per share cash tender offer for all outstanding shares of common stock of SierraCities.com Inc. The expiration or early termination of that waiting period was one of the conditions to the completion of the tender offer.

         The tender offer commenced on February 27, 2001, and is scheduled to expire at 12:00 midnight, New York City time, on Monday, March 26, 2001, unless extended, and is subject to certain other conditions.

         On February 14, 2001, American Express and SierraCities.com announced the signing of a definitive agreement for American Express Travel Related Services Company, Inc. to acquire SierraCities, a leading equipment finance company.

         American Express Company (www.americanexpress.com) is a diversified worldwide financial, travel and network services provider founded in 1850. It is a leader in charge and credit cards, Travelers Cheques, travel, financial planning, investment products, insurance, accounting and international banking.

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